Exhibit 99.1

Baosheng Media Group Holdings Limited

(Incorporated in the Cayman Islands with limited liability)

(Nasdaq: BAOS)

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN THAT the extraordinary general meeting (the “Meeting”) of holders of ordinary shares (the “Ordinary Shares”) (the “shareholders”) of (the “Company”) will be held on September 29, 2023, at 9:00 a.m., Beijing Time, at East Floor 5, Building No. 8, Xishanhui, Shijingshan District, Beijing 100041, People’s Republic of China in a hybrid format. Remote participants will be able to attend the Meeting at www.virtualshareholdermeeting.com/BAOS2023.

The Meeting and any or all adjournments thereof will be held for the following purposes:

1.	As an ordinary resolution, to approve the increase of the Company’s authorized share capital, effective immediately, from US$60,000 divided into 6,250,000 Ordinary Shares of par value US$0.0096 each, to US$9,600,000 divided into 1,000,000,000 Ordinary Shares of a par value of US$0.0096 each (the “Increase of Share Capital”).

The Company’s board of directors has fixed the close of business on August 29, 2023, as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of and to vote at the Meeting or any adjournment thereof. Only holders of Ordinary Shares of the Company on the Record Date are entitled to receive notice of and to vote at the Meeting or any adjournment thereof.

Shareholders may obtain a copy of the proxy materials, including the Company’s 2022 annual report, from the Company’s website at http://ir.bsacme.com.

Management is soliciting proxies. Shareholders who are entitled to attend and vote at the Meeting or any adjournment thereof are entitled to appoint one or more proxies to attend and vote on that shareholder’s behalf. Shareholders who wish to appoint a proxy are requested to complete, date and sign the enclosed form of proxy in accordance with the instructions set out in the form of proxy and in the proxy statement accompanying this Notice and (i) vote it by Internet, which we encourage if you have Internet access, at the address shown on your proxy card, (ii) vote it by mail or deposit to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717, or (iii) vote it by phone at 1-800-690-6903.

For the proxy to be valid, the duly completed and signed form of proxy must be received not less than forty-eight (48) hours before the time appointed for holding the Meeting or any adjournment of the Meeting. A shareholder may appoint as his, her or its proxy a person other than those named in the enclosed form of proxy. A proxyholder need not be a shareholder of the Company.

By Order of the Board of Directors,

/s/ Shasha Mi
Shasha Mi
Chief Executive Officer

BAOSHENG MEDIA GROUP HOLDINGS LIMITED

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

September 29, 2023

9:00 A.M., Beijing Time

PROXY STATEMENT

The board of directors (the “Board of Directors”) of Baosheng Media Group Holdings Limited (the “Company”) is soliciting proxies for the extraordinary general meeting of shareholders (the “Meeting”) of the Company to be held on September 29, 2023, at 9:00 a.m., Beijing Time at East Floor 5, Building No. 8, Xishanhui, Shijingshan District, Beijing 100041, People’s Republic of China in a hybrid format. Remote participants will be able to attend the Meeting at www.virtualshareholdermeeting.com/BAOS2023.

Registered shareholders and duly appointed proxyholders will be able to attend, participate and vote at the Meeting. Beneficial shareholders who hold their Ordinary Shares through a broker, investment dealer, bank, trust corporation, custodian, nominee or other intermediary who have not duly appointed themselves as proxyholder will be able to attend as guests but will not be able to participate in or vote at the Meeting.

Only holders of the Ordinary Shares of the Company of record at the close of business on August 29, 2023 (the “Record Date”) are entitled to attend and vote at the Meeting or at any adjournment thereof. The shareholders entitled to vote and present in person or by proxy or (in the case of a shareholder being a corporate entity) by its duly authorized representative representing not less than one-third of the total issued voting shares in the Company throughout the meeting shall form a quorum.

Any shareholder entitled to attend and vote at the Meeting is entitled to appoint a proxy to attend and vote on such shareholder’s behalf. A proxy need not be a shareholder of the Company. Each holder of the Company’s Ordinary Shares shall be entitled to one vote in respect of each Ordinary Share held by such holder on the Record Date.

PROPOSAL TO BE VOTED ON

At the Meeting, resolutions will be proposed as follows:

1.	As an ordinary resolution, to approve the increase of the Company’s authorized share capital, effective immediately, from US$60,000 divided into 6,250,000 Ordinary Shares of par value US$0.0096 each, to US$9,600,000 divided into 1,000,000,000 Ordinary Shares of a par value of US$0.0096 each.

The Board of Directors recommends a vote “FOR” Proposal No. 1.

VOTING PROCEDURE FOR HOLDERS OF ORDINARY SHARES

Shareholders entitled to vote at the Meeting may do so at the Meeting. Shareholders who are unable to attend the Meeting or any adjournment thereof and who wish to ensure that their Ordinary Shares will be voted are requested to complete, date and sign the enclosed form of proxy in accordance with the instructions set out in the form of proxy and in the proxy statement accompanying this Notice (i) vote it by Internet, which we encourage if you have Internet access, at the address shown on your proxy card, (ii) vote it by mail or deposit to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717, or (iii) vote it by phone at 1-800-690-6903.

ANNUAL REPORT TO SHAREHOLDERS

Pursuant to the Marketplace Rules of Nasdaq Stock Market (“Nasdaq”) which permit companies to make available their annual report to shareholders on or through the company’s website, the Company posts its annual reports on the Company’s website. The annual report on Form 20-F for the year ended December 31, 2022 (the “2022 Annual Report”) has been filed with the U.S. Securities and Exchange Commission. The Company adopted this practice to avoid the considerable expense associated with mailing physical copies of such report to record holders. You may obtain a copy of the Company’s 2022 Annual Report to shareholders by visiting the “SEC Filings” heading under the “Financials & Filings” section of the Company’s website at http://ir.bsacme.com. If you want to receive a paper or email copy of the Company’s 2022 Annual Report to shareholders, you must request one. There is no charge to you for requesting a copy. Please make your request for a copy to the Investor Relations counsel of the Company, at info@ascent-ir.com.

QUESTIONS AND ANSWERS ABOUT THE EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

The following questions and answers are intended to address briefly some commonly asked questions regarding the Meeting. These questions and answers may not address all of the questions that may be important to you as a shareholder. To better understand these matters, you should carefully read this entire proxy statement.

Q: Why am I receiving this proxy statement?

A: The Company is holding its extraordinary general meeting of shareholders to approve the Increase of Share Capital.

The Company has included in this proxy statement important information about the Meeting. You should read this information carefully and in its entirety. The enclosed voting materials allow you to vote your shares without attending the Meeting. Your vote is very important, and the Company encourages you to submit your proxy as soon as possible.

Q: What proposal(s) are the shareholders being asked to consider?

A: The shareholders are being asked:

1.	As an ordinary resolution, to approve the increase of the Company’s authorized share capital, effective immediately, from US$60,000 divided into 6,250,000 Ordinary Shares of par value US$0.0096 each, to US$9,600,000 divided into 1,000,000,000 Ordinary Shares of a par value of US$0.0096 each.

Q: What are the recommendations of the Board of Directors?

A: THE BOARD OF DIRECTORS HAS DETERMINED THAT THE INCREASE OF SHARE CAPITAL IS ADVISABLE AND IN THE BEST INTERESTS OF THE COMPANY AND ITS SHAREHOLDERS AND HAS UNANIMOUSLY APPROVED THE PROPOSAL DESCRIBED HEREIN. THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS VOTE “FOR” THIS PROPOSAL.

Q: When and where will the Meeting be held?

A: The Meeting will be held on September 29, 2023, at 9:00 a.m., Beijing Time, at East Floor 5, Building No. 8, Xishanhui, Shijingshan District, Beijing 100041, People’s Republic of China in a hybrid format.

Q: Who is entitled to vote at the Meeting?

A: The Record Date for the Meeting is August 29, 2023. Only holders of Ordinary Shares of the Company as of the close of business on the Record Date are entitled to both notice of, and to vote at, the Meeting or any adjournment or postponement thereof. As of the Record Date, there were 153,344,87 Ordinary Shares outstanding. Each Ordinary Share that you own entitles you to one vote.

Q: What constitutes a quorum for the Meeting?

A: At the Meeting, one or more shareholders entitled to vote and present in person or by proxy or (in the case of a shareholder being a corporation) by its duly authorized representative representing not less than one-third (1/3) of all voting power of the Company’s share capital in issue throughout the Meeting shall form a quorum.

Q: How many votes are required to approve the proposal?

A: The approval of Proposal No. 1 requires the affirmative vote of a simple majority of votes cast by shareholders as, being entitled to do so, vote in person or, by proxy or, in the case of a shareholder being a corporation, by its duly authorized representative.

Q: How do the shareholders vote?

A: The shareholders have three voting options. You may vote using one of the following methods:

(i)	vote it by Internet, which we encourage if you have Internet access, at the address shown on your proxy card,
(ii)	vote it by mail or deposit to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717, or
(iii)	vote it by phone at 1-800-690-6903.

Q: How can I attend the Meeting?

A: The Meeting is open to all holders of the Company’s Ordinary Shares as of the Record Date and all duly appointed proxyholders. You may attend the Meeting in person at East Floor 5, Building No. 8, Xishanhui, Shijingshan District, Beijing 100041, People’s Republic of China. You may also attend the Meeting via live audio webcast at www.virtualshareholdermeeting.com/BAOS2023.

Q: May shareholders ask questions at the Meeting?

A: Yes. Representatives of the Company will answer questions of general interest at the end of the Meeting.

Q: If my shares are held in “street name” by a broker or other nominee, will my broker or nominee vote my shares for me?

A: Your broker or other nominee does not have authority to vote on non-routine matters. Proposal No.1 is considered a non-routine matter. Your broker or other nominee will vote your shares held by it in “street name” with respect to this matter only if you provide instructions to it on how to vote.

Q: What if I do not vote on the matters relating to the proposal?

A: If you fail to vote or fail to instruct your broker or other nominee how to vote on the proposal, it will have no effect on such proposal. It will be treated as a “non-vote”.

Q: May I change my vote after I have delivered my proxy or voting instruction card?

A: Yes. You may change your vote at any time before your proxy is voted at the Meeting. You may do this in one of three ways:

1.	by sending a completed proxy card bearing a later date than your original proxy card and mailing it so that it is received prior to the Meeting;

2.	by logging on to the Internet website specified on your proxy card in the same manner you would submit your proxy electronically or by calling the telephone number specified on your proxy card, in each case if you are eligible to do so and following the instructions on the proxy card; or

3.	by attending the Meeting in person at East Floor 5, Building No. 8, Xishanhui, Shijingshan District, Beijing 100041, People’s Republic of China, or remotely at www.virtualshareholdermeeting.com/BAOS2023, and casting your votes.

Your attendance alone will not revoke any proxy.

If your shares are held in an account at a broker or other nominee, you should contact your broker or other nominee to change your vote.

Q: Do I have appraisal rights?

A: The shareholders do not have appraisal rights with respect to the matters to be voted upon at the Meeting.

Q: Whom should I call if I have questions about the proxy materials or voting procedures?

A: If you have questions about the proposal, or if you need assistance in submitting your proxy or voting your shares or need additional copies of this proxy statement or the enclosed proxy card, you should contact the Company at East Floor 5, Building No. 8, Xishanhui, Shijingshan District, Beijing 100041, People’s Republic of China, or call 1-800-690-6903. If your shares are held in a stock brokerage account or by a bank or other nominee, you should contact your broker, bank or other nominee for additional information.

Q: What do I need to do now?

A: After carefully reading and considering the information contained in this proxy statement, please vote your shares as soon as possible, so that your shares will be represented at the Meeting. Please follow the instructions set forth on the proxy card or on the voting instruction form provided by the record holder if your shares are held in the name of your broker or other nominee.

Q: Who is paying for the expenses involved in preparing and mailing this proxy statement?

A: All of the expenses involved in preparing, assembling and mailing these proxy materials and all costs of soliciting proxies will be paid for by the Company. In addition to the solicitation by mail, proxies may be solicited by the Company’s officers and other employees by telephone or in person. Such persons will receive no compensation for their services other than their regular salaries. Arrangements will also be made with brokerage houses and other custodians, nominees and fiduciaries to forward solicitation materials to the beneficial owners of the shares held of record by such persons, and the Company may reimburse such persons for reasonable out of pocket expenses incurred by them in so doing.

PROPOSAL NO. 1

INCREASE OF SHARE CAPITAL

To consider and approve the proposal to increase the Company's authorized share capital, effective immediately, from US$60,000 divided into 6,250,000 Ordinary Shares of par value US$0.0096 each, to US$9,600,000 divided into 1,000,000,000 Ordinary Shares of a par value of US$0.0096 each.

Vote Required to Approve Proposal No. 1

Proposal No. 1 must be passed by an ordinary resolution which requires the affirmative vote of a simple majority of the votes cast at the Meeting by the shareholders present in person or represented by proxy and entitled to vote on the proposal, either in person, by proxy or by authorized representative.

Resolutions

The Board of Directors proposes to solicit shareholder approval for the proposal to increase the authorized share capital from US$60,000 divided into 6,250,000 Ordinary Shares of par value US$0.0096 each, to US$9,600,000 divided into 1,000,000,000 Ordinary Shares of a par value of US$0.0096 each, effective immediately.

The resolution to be put to the shareholders to consider and to vote upon at the Meeting in relation the Increase of Share Capital is:

“IT IS HEREBY RESOLVED, as an ordinary resolution that the Company’s authorized share capital be increased from US$60,000 divided into 6,250,000 Ordinary Shares of par value US$0.0096 each, to US$9,600,000 divided into 1,000,000,000 Ordinary Shares of a par value of US$0.0096 each, effective immediately.”

THE BOARD OF DIRECTORS RECOMMEND

A VOTE FOR

THE INCREASE OF SHARE CAPITAL

OTHER MATTERS

The Board of Directors is not aware of any other matters to be submitted to the Meeting. If any other matters properly come before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares they represent as the Board of Directors may recommend.

By order of the Board of Directors

Date: September 7, 2023	/s/ Shasha Mi
Shasha Mi
Chief Executive Officer